Exhibit 13.1
                                                                  ------------

     Certification of Chief Executive Officer and Chief Financial Officer
           Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Marsulex Inc. (the "Company") on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), David M. Gee, as Chief Executive Officer of the Company, and Laurie Tugman, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of his knowledge, that:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.





By: /s/ David M. Gee                           By:  /s/ Edward R. Irwin
Name:  David M. Gee                            Name:  Edward R. Irwin
Title: President and Chief Executive           Title: Chief Financial Officer
       Officer

Dated this 25th day of March, 2004

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.